UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

11 July 2023
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Approval of Scheme of Arrangement by High Court

CRH plc
(the "Company")

11 July 2023

 APPROVAL OF THE SCHEME OF ARRANGEMENT BY THE IRISH HIGH COURT

At the Irish High Court hearing held earlier today, 11 July 2023, the Irish High Court approved the scheme of arrangement to effect the migration of the settlement system applicable to the Company's ordinary shares from Euroclear Bank to the Depositary Trust Company (the "Scheme") in connection with the proposal to transfer the Company's primary listing to the New York Stock Exchange and the transfer of the Company's listing category of ordinary shares on the London Stock Exchange from a premium listing to a standard listing.

The Scheme will become effective on 25 September 2023, with the migration of the settlement system pursuant to the Scheme expected to take effect on the same date.

Further details of the Scheme and the expected timetable of principal events for the implementation of the Scheme are set out in the circular published on 9 May 2023.

Enquiries

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340

Note: These dates are given on the basis of the Board's current expectations and are subject to change. If any of the above times and/or dates change, the revised times and/or dates will be notified to Shareholders by announcement through a Regulatory Information Service of the London Stock Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 11 July 2023
By:___/s/Neil Colgan___
N.Colgan
Company Secretary